# Notice to the Oslo Stock Exchange





05005934

P. O. Box 423 Skøy
Tel. +47 22 54 40 (
Fax: +47 22 54 44 !
www.orkla.no



Ref.:
Rune Helland, Vice President, Investor Relations, Tel: + 47 22544411
Ole Kristian Lunde, SVP Corporate Communications, Tel.:+ 47 22544431

Date: 8 February 2005

## ORK – Orkla launches mandatory offer to acquire all shares in Elkem ASA

**Orkla has today launched a mandatory offer to acquire all shares in Elkem ASA. The acceptance period is from 8 February 2005 to 8 March 2005 at 16:00 CET, both dates inclusive. The specific terms are set out in an offer document prepared in connection with the offer.**

Orkla has today launched a mandatory offer to acquire all shares in Elkem ASA. The acceptance period is from 8 February 2005 to 8 March 2005 at 16:00 CET, both dates inclusive. The specific terms of the offer are included in an offer document dated 7 February 2005 prepared in connection with the offer. The offer and the offer document has been approved by the Oslo Stock Exchange. The offer document has been sent to shareholders in Elkem ASA in accordance with applicable regulations, and may be obtained by contacting Enskilda Securities ASA, Filipstad Brygge 1, N-0250 Oslo, Norway, fax + 47 21 00 89 62, telephone + 47 21 00 85 00. The offer document is also available on Orklas website www.orkla.com.

dlw 2/22

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**Information for U.S. holders of Elkem Shares**

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer described in this press release may only be made pursuant to the terms of the Offer Document dated 7 February 2005 and the accompanying documents. The Offer is made for the securities of Elkem, a company incorporated under the laws of Norway, and will be made in the U.S. to all Elkem Shareholders pursuant the Offer Document and the Acceptance Form that accompany the Offer Document. These materials have been mailed to US holders of record in accordance with applicable law. Holders of Elkem Shares may also request copies of these documents from Enskilda Securities ASA, the receiving agent for the Offer. Holders of Elkem Shares should read carefully the Offer Document and other related documents when they become available because they contain important information about the Offer.

The Offer is subject to the disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the offer document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for U.S. shareholders to enforce their rights and any claim that they may have arising under the U.S. federal securities laws, since the Offeror is not resident in the United States. U.S. shareholders may not be able to sue a Norwegian company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to enforce a U.S. court's judgment against a non-U.S. offeror.